UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Amendment No. 4

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Lone Star Steakhouse & Saloon, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

542307103

(CUSIP Number)

Mr. James A. Mitarotonda

c/o Barington Companies Equity Partners, L.P.

888 Seventh Avenue, 17th Floor

New York, NY 10019

(212) 974-5700

(Name, Address and Telephone Number of

Person Authorized to Receive Notices

and Communications)

October 31, 2006

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: .

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Companies Equity Partners, L.P.			13-4088890

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
515,463

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
515,463

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
515,463

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.40%

14		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Investments, L.P.			20-2871525

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
284,887

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
284,887

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
284,887

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.33%

14		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Companies Advisors, LLC			20-0327470

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
284,887

	8	SHARED VOTING POWER
515,463

	9	SOLE DISPOSITIVE POWER
284,887

	10	SHARED DISPOSITIVE POWER
515,463

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
800,350

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.73%

14		TYPE OF REPORTING PERSON*
IA, OO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Companies Investors, LLC			13-4126527

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
none

	8	SHARED VOTING POWER
515,463

	9	SOLE DISPOSITIVE POWER
none

	10	SHARED DISPOSITIVE POWER
515,463

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
515,463

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.40%

14		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Companies Offshore Fund, Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
998,565

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
998,565

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
998,565

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.66%

14		TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Benchmark Opportunitas Fund plc

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ireland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
40,000

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
40,000

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,000

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.19%

14		TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Offshore Advisors, LLC			20-4797640

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,038,565

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
1,038,565

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,038,565

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.85%

14		TYPE OF REPORTING PERSON*
IA, OO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Barington Capital Group, L.P.			13-3635132

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,838,915

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
1,838,915

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,838,915

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.58%

14		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
LNA Capital Corp.			13-3635168

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,838,915

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
1,838,915

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,838,915

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.58%

14		TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Mitarotonda

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,838,915

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
1,838,915

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,838,915

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.58%

14		TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RJG Capital Partners, L.P.			20-0133443

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,600

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
3,600

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,600

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
RJG Capital Management, LLC			20-0027325

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,600

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
3,600

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,600

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ronald Gross

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,600

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
3,600

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,600

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.02%

14		TYPE OF REPORTING PERSON*
IN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
D.B. Zwirn Special Opportunities Fund, L.P.			73-1637217

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
68,916

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
68,916

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
68,916

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.32%

14		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
D.B. Zwirn Special Opportunities Fund (TE), L.P.			20-0024165

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
none

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
none

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
none

14		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
D.B. Zwirn Special Opportunities Fund, Ltd.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
131,927

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
131,927

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
131,927

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.62%

14		TYPE OF REPORTING PERSON*
CO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
The Coast Fund, L.P.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	WC

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
none

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
none

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
none

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
none

14		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
D.B. Zwirn & Co., L.P.			02-0597442

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,843

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
200,843

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,843

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.94%

14		TYPE OF REPORTING PERSON*
PN

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DBZ GP, LLC			42-1657316

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,843

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
200,843

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,843

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.94%

14		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zwirn Holdings, LLC			30-0080444

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,843

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
200,843

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,843

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.94%

14		TYPE OF REPORTING PERSON*
OO

SCHEDULE 13D

CUSIP No. 542307103

1		NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel B. Zwirn

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)

3		SEC USE ONLY

4	SOURCE OF FUNDS*	OO

5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
200,843

	8	SHARED VOTING POWER
none

	9	SOLE DISPOSITIVE POWER
200,843

	10	SHARED DISPOSITIVE POWER
none

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
200,843

12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.94%

14		TYPE OF REPORTING PERSON*
IN

This Amendment No. 4 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on May 8, 2006, as amended by that Amendment No. 1 filed with the SEC on May 25, 2006, that Amendment No. 2 filed with the SEC on June 20, 2006 and that Amendment No. 3 filed with the SEC on August 30, 2006 (together, the “Statement”) by and on behalf of Barington Companies Equity Partners, L.P. (“Barington”) and others with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Lone Star Steakhouse & Saloon, Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 224 East Douglas Avenue, Suite 700, Wichita, Kansas 67202.

Item 2. Identity and Background.

Item 2(a)-(c) of the Statement is hereby amended and restated as follows:

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn (each, a “Reporting Entity” and, collectively, the “Reporting Entities”). The Statement is also being filed by D.B. Zwirn Special Opportunities Fund (TE), L.P. and The Coast Fund, L.P., which are no longer members of the group as further described in this Item 2.

As of October 31, 2006, the Reporting Entities are the beneficial owners of, in the aggregate, 2,043,358 shares of Common Stock, representing approximately 9.53% of the shares of Common Stock presently outstanding.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

Benchmark Opportunitas Fund plc is a public limited company incorporated under the law of Ireland as an investment company. The principal business of Benchmark Opportunitas Fund plc is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Benchmark Opportunitas Fund plc is Styne House, 2nd Floor, Upper Hatch Street, Dublin 2, Ireland. The directors of Benchmark Opportunitas Fund plc and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2.

The investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. The address of the principal business and principal office of Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. and Benchmark Opportunitas Fund plc is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. and Benchmark Opportunitas Fund plc. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA Capital Corp. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

RJG Capital Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal offices of RJG Capital Partners, L.P. is 11517 West Hill Drive, North Bethesda, Maryland 20852.

The general partner of RJG Capital Partners, L.P. is RJG Capital Management, LLC. RJG Capital Management, LLC is a Delaware limited liability company formed to be the general partner of RJG Capital Partners, L.P. The address of the principal offices of RJG Capital Management, LLC is 11517 West Hill Drive, North Bethesda, Maryland 20852. Ronald Gross is the Managing Member of RJG Capital Management, LLC. The business address of Mr. Gross is c/o RJG Capital Management, LLC, 11517 West Hill Drive, North Bethesda, Maryland 20852.

D.B. Zwirn Special Opportunities Fund, L.P. is a Delaware limited partnership formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

D.B. Zwirn Special Opportunities Fund, Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of D.B. Zwirn Special Opportunities Fund, Ltd. is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896 GT, George Town, Harbour Centre, 2nd Floor, Grand Cayman, Cayman Island, British West Indies. There are no officers of D.B. Zwirn Special Opportunities Fund, Ltd. The directors of D.B. Zwirn Special Opportunities Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule IV and incorporated by reference in this Item 2.

The manager of D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. is D.B. Zwirn & Co., L.P. D.B. Zwirn & Co., L.P. is a Delaware limited partnership that acts as the manager of D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. The address of the principal business and principal office of D.B. Zwirn & Co., L.P. is 745 Fifth Avenue, 18th Floor, New York, New York 10151. The general partner of D.B. Zwirn & Co., L.P. is DBZ GP, LLC. DBZ GP, LLC is a Delaware limited liability company that acts as the general partner of D.B. Zwirn & Co., L.P. The address of the principal business and principal office of DBZ GP, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151.

The managing member of DBZ GP, LLC is Zwirn Holdings, LLC. Zwirn Holdings, LLC is a Delaware limited liability company that acts as the managing member of DBZ GP, LLC. The address of the principal business and principal office of Zwirn Holdings, LLC is 745 Fifth Avenue, 18th Floor, New York, New York 10151. Daniel B. Zwirn is the managing member of Zwirn Holdings, LLC. The business address of Mr. Zwirn is c/o D.B. Zwirn & Co., L.P., 745 Fifth Avenue, 18th Floor, New York, New York 10151.

As a result of the transactions described in Item 3 below, D.B. Zwirn Special Opportunities Fund (TE), L.P. and The Coast Fund, L.P. are no longer beneficial owners of shares of Common Stock and will not be included in future amendments to this Schedule 13D.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

Item 2(d)-(f) of the Statement is hereby amended and restated as follows:

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd. and Alison Nolan, a director of D.B. Zwirn Special Opportunities Fund, Ltd., each of whom is a citizen of the United Kingdom, Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom, Jim Cleary and Carl O’Sullivan, directors of Benchmark Opportunitas Fund plc, each of whom is a citizen of Ireland, and Andreas Jeschko and Karen Kisling, directors of Benchmark Opportunitas Fund plc, each of whom is a citizen of Austria.

Item 3. Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Statement is hereby amended and supplemented as follows:

On August 28, 2006, D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd. purchased an aggregate of 16,740 shares of Common Stock from The Coast Fund, L.P. The amount of funds expended for such purchases was approximately $176,899.41 by D.B. Zwirn Special Opportunities Fund, L.P. and $288,639.99 by D.B. Zwirn Special Opportunities Fund Ltd. On October 13, 2006, D.B. Zwirn Special Opportunities Fund, Ltd. purchased an aggregate of 9,738 shares of Common Stock from D.B. Zwirn Special Opportunities Fund (TE), L.P. The amount of funds expended for such purchase was approximately $275,682.78 by D.B. Zwirn Special Opportunities Fund Ltd. On October 31, 2006, Benchmark Opportunitas Fund plc purchased an aggregate of 40,000 shares of Common Stock. The amount of funds expended for such purchase was approximately $1,090,388.00 by Benchmark Opportunitas Fund plc.

All purchases of Common Stock by the Reporting Entities since the filing of the Statement were made in open market transactions. All transactions effected since the filing of the Statement are described on Schedule V attached hereto. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended and supplemented as follows:

On October 31, 2006, James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P. (“BCG”), sent a letter to the Board of Directors of the Company. The letter states that BCG continues to believe that the merger consideration fails to adequately reflect the value of the Company, including its extensive real estate assets and upscale Sullivan’s and Del Frisco’s restaurant brands, and that BCG intends to vote against the merger and may seek appraisal rights in connection with the transaction. A copy of the letter is attached as Exhibit 99.6 hereto and incorporated herein by reference. The foregoing description of the letter is qualified in its entirety by reference to such exhibit.

Item 5. Interest in Securities of the Issuer.

Items 5(a) – (b) of the Statement are hereby amended and restated as follows:

(a) As of October 31, 2006, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 515,463 shares of Common Stock, representing approximately 2.40% of the shares of Common Stock presently outstanding based upon the 21,434,908 shares of Common Stock reported by the Company to be issued and outstanding as of October 17, 2006 in its Schedule 14A filed with the Securities and Exchange Commission on October 23, 2006 (the “Issued and Outstanding Shares”).

As of October 31, 2006, Barington Investments, L.P. beneficially owns 284,887 shares of Common Stock, constituting approximately 1.33% of the Issued and Outstanding Shares. As of October 31, 2006, Barington Companies Offshore Fund, Ltd. beneficially owns 998,565 shares of Common Stock, constituting approximately 4.66% of the Issued and Outstanding Shares. As of October 31, 2006, Benchmark Opportunitas Fund plc beneficially owns 40,000 shares of Common Stock, constituting approximately 0.19% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 515,463 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 284,887 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 800,350 shares, constituting approximately 3.73% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 515,463 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 2.40% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd. and Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC may be deemed to beneficially own the 998,565 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 40,000 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing an aggregate of 1,038,565 shares, constituting approximately 4.85% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 515,463 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 284,887 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 998,565 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 40,000 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing an aggregate of 1,838,915 shares, constituting approximately 8.58% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 515,463 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 284,887 shares of Common Stock beneficially owned by Barington Investments, L.P., the 998,565 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 40,000 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing an aggregate of 1,838,915 shares of Common Stock, constituting approximately 8.58% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 515,463 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 284,887 shares of Common Stock beneficially owned by Barington Investments, L.P., the 998,565 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 40,000 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc, representing an aggregate of 1,838,915 shares of Common Stock, constituting approximately 8.58% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the 515,463 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 515,463 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 284,887 shares of Common Stock beneficially owned by Barington Investments, L.P., the 998,565 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. and the 40,000 shares of Common Stock beneficially owned by Benchmark Opportunitas Fund plc. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of October 31, 2006, RJG Capital Partners, L.P. beneficially owns 3,600 shares of Common Stock, constituting approximately 0.02% of the Issued and Outstanding Shares. As the general partner of RJG Capital Partners, L.P., RJG Capital Management, LLC may be deemed to beneficially own the 3,600 shares owned by RJG Capital Partners, L.P., constituting approximately 0.02% of the Issued and Outstanding Shares. As the managing member of RJG Capital Management, LLC, which in turn is the general partner of RJG Capital Partners, L.P., Mr. Gross may be deemed to beneficially own the 3,600 shares owned by RJG Capital Partners, L.P., constituting approximately 0.02% of the Issued and Outstanding Shares. Mr. Gross has sole voting and dispositive power with respect to the 3,600 shares owned by RJG Capital Partners, L.P. by virtue of his authority to vote and dispose of such shares. Mr. Gross disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of October 31, 2006, D.B. Zwirn Special Opportunities Fund, L.P. beneficially owns 68,916 shares of Common Stock, constituting approximately 0.32% of the Issued and Outstanding Shares. As of October 31, 2006, D.B. Zwirn Special Opportunities Fund, Ltd. beneficially owns 131,927 shares of Common Stock, constituting approximately 0.62% of the Issued and Outstanding Shares.

As the manager of D.B. Zwirn Special Opportunities Fund, L.P. and D.B. Zwirn Special Opportunities Fund, Ltd., D.B. Zwirn & Co., L.P. may be deemed to beneficially own the 68,916 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., and the 131,927 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd., representing an aggregate of 200,843 shares, constituting approximately 0.94% of the Issued and Outstanding Shares. As general partner of D.B. Zwirn & Co., L.P., DBZ GP, LLC may be deemed to beneficially own the 68,916 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., and the 131,927 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd., representing an aggregate of 200,843 shares, constituting approximately 0.94% of the Issued and Outstanding Shares. As the managing member of DBZ GP, LLC, Zwirn Holdings, LLC may be deemed to beneficially own the 68,916 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., and the 131,927 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd., representing an aggregate of 200,843 shares, constituting approximately 0.94% of the Issued and Outstanding Shares. As the managing member of Zwirn Holdings, LLC, Daniel B. Zwirn may be deemed to beneficially own the 68,916 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, L.P., and the 131,927 shares of Common Stock beneficially owned by D.B. Zwirn Special Opportunities Fund, Ltd., representing an aggregate of 200,843 shares, constituting approximately 0.94% of the Issued and Outstanding Shares. Mr. Zwirn disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

Item 7. Material to be Filed as Exhibits.

The information contained in Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No. Exhibit Description

Exhibit No.	Exhibit Description

99.5

Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Benchmark Opportunitas Fund plc, Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, RJG Capital Partners, L.P., RJG Capital Management, LLC, Ronald Gross, D.B. Zwirn Special Opportunities Fund, L.P., D.B. Zwirn Special Opportunities Fund (TE), L.P., D.B. Zwirn Special Opportunities Fund, Ltd., The Coast Fund, L.P., D.B. Zwirn & Co., L.P., DBZ GP, LLC, Zwirn Holdings, LLC and Daniel B. Zwirn dated November 1, 2006 (which supersedes and replaces the Agreement of Joint Filing previously filed as Exhibit 99.3 to the Schedule 13D filed with the SEC on August 30, 2006).

99.6	Letter, dated October 31, 2006, from James A. Mitarotonda, the Chairman and Chief Executive Officer of Barington Capital Group, L.P. to the Board of Directors of the Company.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 1, 2006

BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	Managing Member

BARINGTON COMPANIES ADVISORS, LLC
By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	Managing Member

BARINGTON COMPANIES INVESTORS, LLC
By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.
By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	President

BENCHMARK OPPORTUNITAS FUND PLC
By: Barington Offshore Advisors, LLC
By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	Authorized Signatory

BARINGTON OFFSHORE ADVISORS, LLC
By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general partner
By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	President and CEO

LNA CAPITAL CORP.
By:	/s/ James A. Mitarotonda

Name:	James A. Mitarotonda
Title:	President and CEO
/s/ James A. Mitarotonda

James A. Mitarotonda

RJG CAPITAL PARTNERS, L.P.
By: RJG Capital Management, LLC, its general partner

By:	/s/ Ronald J. Gross

Name:	Ronald J. Gross
Title:	Managing Member

RJG CAPITAL MANAGEMENT, LLC
By:	/s/ Ronald J. Gross

Name:	Ronald J. Gross
Title:	Managing Member

/s/ Ronald J. Gross

Ronald J. Gross

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P.
By: D.B. ZWIRN PARTNERS, LLC, its general partner
By: ZWIRN HOLDINGS, LLC,
its managing member

By:	/s/ Daniel B. Zwirn

Name:	Daniel B. Zwirn
Title:	Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND (TE), L.P.
By: D.B. ZWIRN PARTNERS, LLC, its general partner
By: ZWIRN HOLDINGS, LLC, its managing member

By:	/s/ Daniel B. Zwirn

Name:	Daniel B. Zwirn
Title:	Managing Member

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, LTD.
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By:	/s/ Daniel B. Zwirn

Name:	Daniel B. Zwirn
Title:	Managing Member

THE COAST FUND, L.P.
By: D.B. Zwirn & Co., L.P., its manager
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By:	/s/ Daniel B. Zwirn

Name:	Daniel B. Zwirn
Title:	Managing Member

D.B. ZWIRN & CO., L.P.
By: DBZ GP, LLC, its general partner
By: Zwirn Holdings, LLC, its managing member

By:	/s/ Daniel B. Zwirn

Name:	Daniel B. Zwirn
Title:	Managing Member

DBZ GP, LLC
By: Zwirn Holdings, LLC, its managing member
By:	/s/ Daniel B. Zwirn

Name:	Daniel B. Zwirn
Title:	Managing Member

ZWIRN HOLDINGS, LLC
By:	/s/ Daniel B. Zwirn

Name:	Daniel B. Zwirn
Title:	Managing Member

/s/ Daniel B. Zwirn

Daniel B. Zwirn

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda Director and President	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jonathan Clipper Director	Managing Director of Bedford Management Ltd.	7 Reid Street, Suite 108 Hamilton HM11, Bermuda

Graham Cook Director	Director/Manager, Corporate Services of Byson Financial Services, Ltd.	Bison Court P.O. Box 3460 Road Town, Tortola British Virgin Islands

Forum Fund Services, Ltd. Secretary	Fund Administration	Washington Mall 1, 3rd Flr. 22 Church Street Hamilton HM11, Bermuda

Melvyn Brunt Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

SCHEDULE II

Directors of Benchmark Opportunitas Fund plc

Name and Position	Principal Occupation	Principal Business Address

Sebastian Cassetta Director	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Jim Cleary Director	Principal of Cleary Consulting	Oriel, 25 Revington Park, North Circular Road, Limerick, Ireland

Andreas Jeschko Director	Chief Executive Officer of Benchmark Advisory Limited and Benchmark Capital Management GmbH	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Karin Kisling Director	Chief Investment Officer of Benchmark Advisory Limited	23 Regent House, Bisazza Street, SLM15, Sliema, Malta

Carl O’Sullivan Director	Partner, Arthur Cox	Earlsfort Centre Earlsfort Terrace Dublin 2 Ireland

SCHEDULE III

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Melvyn Brunt Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

SCHEDULE IV

Directors of D.B. Zwirn Special Opportunities Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

Daniel B. Zwirn Director	Managing Partner of D.B. Zwirn & Co., L.P.	745 Fifth Avenue 18th Floor New York, NY 10151

Alison Nolan Director	Managing Director of Athena International Management Limited	Ugland House, 113 South Church Street, George Town, Grand Cayman

SCHEDULE V

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Statement. All transactions were effectuated in open market transactions.

Shares purchased by Benchmark Opportunitas Fund plc

Date	Number of Shares	Price Per Share	Cost(*)
10/31/2006	40,000	$27.2597	$1,090,388.00

Shares purchased by D.B. Zwirn Special Opportunities Fund, L.P.

Date	Number of Shares	Price Per Share	Cost(*)
08/28/2006	6,361	$27.81	$176,899.41

Shares sold by D.B. Zwirn Special Opportunities Fund (TE), L.P.

Date	Number of Shares	Price Per Share	Cost(*)
10/13/2006	(9,738)	$28.31	$(275,682.78)

Shares purchased by D.B. Zwirn Special Opportunities Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost(*)
08/28/2006	10,379	$27.81	$288,639.99
10/13/2006	9,738	$28.31	$275,682.78

Shares sold by The Coast Fund, L.P.

Date	Number of Shares	Price Per Share	Cost(*)
08/28/2006	(16,740)	$27.81	$(465,539.40)

(*) Excludes commissions and other execution-related costs.